Exhibit 99.3

ALAMOS DISCLOSURE LETTER

April 12, 2015

STRICTLY PRIVATE AND CONFIDENTIAL

AuRico Gold Inc. (“AuRico”)

Dear Sirs/Mesdames:

Re:	Arrangement involving Alamos Gold Inc. (“Alamos”) and AuRico.

This disclosure letter is being furnished to AuRico in relation to the arrangement agreement dated as of the date hereof between AuRico and Alamos (the “Arrangement Agreement”). The schedules attached hereto disclose, in writing, to AuRico, the disclosures, exceptions and exclusions contemplated or permitted by the Arrangement Agreement. The numbering of the schedules attached to this disclosure letter correspond to the relevant section numbers and paragraph letters in the Arrangement Agreement. Each representation, warranty and covenant of the Company in the Arrangement Agreement shall be subject to: (a) any exception and disclosure expressly set forth in the schedules corresponding to the particular section or paragraph of the Arrangement Agreement; (b) any exceptions and disclosures explicitly cross-referenced in such section, paragraph or schedule of this disclosure in writing; and (c) any exceptions and disclosures set forth in any other schedule of this disclosure in writing to which such written information, on its face, would reasonably pertain in light of the form and substance of the disclosure made. The disclosure of any item herein shall constitute disclosure which has been accepted by AuRico pursuant to sections 3.1 and 3.3 of the Arrangement Agreement.

This disclosure letter is qualified in its entirety by reference to the Arrangement Agreement, and is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, except as and to the extent provided in the Arrangement Agreement. Items and information disclosed herein in response to provisions in the Arrangement Agreement that are qualified by “materiality” and “Material Adverse Effect” and similar qualifications are not necessarily material. The mere inclusion of an item in this disclosure letter (including the schedules hereto) as an exception to a provision will not be deemed an admission by Alamos that such item (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed in connection with the representations, warranties or covenants made by the parties in the Arrangement Agreement or represents a material exception or fact, event or circumstance or that such item has had, or would reasonably be expected to have, a Material Adverse Effect in respect of Alamos.

The information contained in any part of this disclosure letter (including the schedules hereto) is disclosed solely for the purposes of the Arrangement Agreement and descriptions or terms of agreements and documents herein are summaries only and are qualified in their entirety by the specific terms of such agreements and documents. No reference herein to any agreement or document shall be construed as an admission or indication by any party to the Arrangement Agreement to any third party of any matter whatsoever, including, without limitation, that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document, except as otherwise explicitly set forth in this disclosure in writing or the Arrangement Agreement. No disclosure herein relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

The parties acknowledge that the information in this disclosure letter is confidential, proprietary information of Alamos and, if disclosed, would be seriously prejudicial to the interests of Alamos. AuRico shall not, without the prior written consent of Alamos (such consent not to be unreasonably delayed, conditioned or withheld), disclose all or any portion of this disclosure in writing.

All capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Arrangement Agreement. The headings contained in this disclosure letter (including the schedules hereto) are for the convenience of reference only and shall not be deemed to modify or influence the interpretation of the Arrangement Agreement or the information contained herein.

This disclosure letter may be executed in counterparts and delivered by electronic means, including facsimile or electronic mail, and all such counterparts shall together constitute one document.

[Remainder of page intentionally left blank]

SCHEDULES TO ALAMOS DISCLOSURE LETTER

SCHEDULE 1.10

Knowledge

John A. McCluskey

President, Chief Executive Officer

Jamie Porter

Chief Financial Officer

Manley Guarducci

Vice President and Chief Operating Officer

Charles Tarnocai

Vice President of Corporate Development

Greg Fisher

Vice President, Finance

Christine Barwell

Vice President, Human Resources

Andrew Cormier

Vice President of Construction and Development

SCHEDULE 3.1(a)

Organization

None.

SCHEDULE 3.1(b)

Capitalization

Alamos adopted a Dividend Reinvestment and Share Purchase Plan, effective March 26, 2015 which permits eligible holders of common shares to automatically reinvest cash dividends paid on common shares into additional common shares and to make optional cash purchases of additional common shares.

Employee Share Purchase Plan (Non-RRSP) effective the 1st of the month following the date of the Board of Directors approval.

SCHEDULE 3.1(c)

Authority

(i)(A)

Subject to obtaining Interim Order, Final Order, approval of Alamos Shareholders of Alamos Resolution and required filings under OBCA and BCBCA.

(i)(B)

Subject to obtaining Interim Order, Final Order, approval of Alamos Shareholders of Alamos Resolution and required filings under OBCA and BCBCA.

(i)(C)

Warrant Indenture dated August 30, 2013 between Alamos and Computershare Trust Company of Canada.

Under certain of Alamos’ or the Alamos Subsidiaries’ royalty agreements, there are existing security arrangements in place and consent from the lenders under the AuRico Credit Facility and/or the holders of the AuRico Senior Secured Notes may be required in connection with the Arrangement in respect of these security arrangements.

Certain agreements which Alamos or an Alamos Subsidiary are party to contemplate the entering into of royalty agreements that provide the royalty holder with a first priority interest in respect of the minerals extracted from the property subject to the royalty. If such royalty agreements are entered into, consent may be required from the royalty holder, the lenders under the AuRico Credit Facility and/or the holders of the AuRico Senior Secured Notes.

Certain agreements, including those listed below, which Alamos or an Alamos Subsidiary are party to restrict Alamos from encumbering or granting a security interest on its assets, properties or undertakings. Consent may be required from the counterparty to the agreement, the lenders under the AuRico Credit Facility and/or the holders of the AuRico Senior Secured Notes.

•	Surface Use Lease Agreement between Nevada Land and Resource Company, LLC and Orsa Minerals Ltd. (undated).

•	Mineral Lease and Participation Agreement between New Nevada Resources, New Nevada Land, LLC, and Orsa Minerals Corp., dated April 16, 2012.

•	Option Agreement between Seabridge Gold Inc., Seabridge Gold Corporation, and Orsa Ventures Corp., dated October 17, 2011.

•	Option and Royalty Agreement for the Polimetal Mineral License, Biga Region, Turkey with Operation and Registration Number 57607 between Dogu Biga Madencilik San. Tic. A.S. and Polimetal Madencilik San. ve Tic. A.S., dated July 18, 2012.

•	Terms of Agreement between Tuprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi and Cominco Madencilik Sanayi A.S. dated November 1, 1995.

•	Mining Lease and Option to Purchase Agreement Coal Canyon Project between D. Kenneth Brook, Jr., Maria E. Brook and Clarence J. Wendt, Trustee of the Wendt Family Trust 2002 and Orsa Ventures Corp. dated August 1, 2010.

•	Exploration Agreement with Purchase Option entered into by and between Esperanza Silver de Mexico, S.A. de C.V. and Minera Citation Mexico, S.A. de C.V. dated January 14, 2012.

•	Option Agreement between Esperanza Resources Corp., Esperanza Silver de Mexico, S.A. de C.V. and Citation Resources Inc. dated December 22, 2011.

•	Option Agreement between Recursos Cruz del Sur, S.A. de C.V. and Reliant Ventures Ltd. dated May 7, 2003.

•	Option Agreement between Canadian Shield Resources Inc., Gallant Minerals (Peru) Limited S.A., Esperanza Silver Corporation and Esperanza Silver De Peru SAC dated May 7, 2007.

•	The Exploration Agreement with Purchase Option between Esperanza Silver de Mexico, S.A. de C.V. and Mr. Rene Gerardo Zuazua Guzman dated October 18, 2011.

(ii) None.

(iii) In connection with the Arrangement, the Encumbrances under the AuRico Credit Facility and AuRico Senior Secured Notes will apply to the property, assets and undertakings of Alamos and the Alamos Subsidiaries.

(iv)

Stock Appreciation Rights Plan effective November 1, 2011.

Amended Stock Option Plan last ratified, confirmed and approved by shareholders May 31, 2012.

Unfunded Supplemental Executive Retirement Plan effective January 1, 2014.

[Information related to employment matters redacted.]

SCHEDULE 3.1(e)

Alamos Subsidiaries

Alamos or an Alamos Subsidiary has equity interests in certain entities in connection with certain joint ventures, none of which are material to Alamos.

SCHEDULE 3.1(g)

Authorizations

Certain permits required for the development and operation of the Aği Daği and Kirazli projects in the Turkey and the Esperanza project in Mexico are outstanding.

There are ongoing challenges to the environmental impact assessment approvals in respect of the Aği Daği and Kirazli projects in the Turkey. See Schedule 3.1(w).

[Information related to consulting arrangement redacted.]

SCHEDULE 3.1(h)

Changes since December 31, 2014

(i) None.

(ii) In January 2015, the Court in Turkey granted an injunction order against the Ministry’s approval of the environmental impact assessment for the Alamos Aği Daği project.

[Information concerning relationships with stakeholders redacted.]

(iii) In March 2015, Alamos sold the El Realito exploration concessions to Agnico Eagle Mines Limited for proceeds of US$7 million cash and a 2% net smelter returns royalty. Agnico Eagle Mines Limited has the option of reducing the 2% net smelter returns royalty to 1% through an additional payment of $4 million.

(iv) None.

(v) None.

(vi) None.

(vii) Stock options, stock appreciation rights, restricted share units and deferred share units were granted in February 2015 under the Amended Stock Option Plan last ratified, confirmed and approved by shareholders May 31, 2012, the Stock Appreciation Rights Plan effective November 1, 2011, the Restricted Share Unit Plan effective June 6, 2013 and the Deferred Share Unit Plan for Directors effective December 4, 2012, respectively.

[Information related to employment matters redacted.]

Unfunded Supplemental Executive Retirement Plan effective January 1, 2014.

(viii) None.

(ix) Alamos adopted a Dividend Reinvestment and Share Purchase Plan, effective March 26, 2015 which permits eligible holders of common shares to automatically reinvest cash dividends paid on common shares into additional common shares and to make optional cash purchases of additional common shares.

SCHEDULE 3.1(j)

Employment Agreements

(i) None.

(ii) None.

(iii) None.

(iv) [Information related to employment matters redacted.]

(v) None.

(vi) None.

SCHEDULE 3.1(m)

Litigation

There are ongoing challenges to the environmental impact assessment approvals in respect of the Aği Daği and Kirazli projects in the Turkey. See Schedule 3.1(w).

In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement (described in Schedule 3.1(x)) for the purposes of potentially challenging the land allocation approved at the March 1, 2014 Ejido meeting. [Reference to confidential document redacted.]

[Information concerning relationships with stakeholders redacted.]

SCHEDULE 3.1(n)

Interest in Properties and Mineral Rights

(i)

Salamandra Concessions and Mulatos Mine in Mexico

Lot Name	Title Holder	Title	Concession Type	Term		Area (ha)
				Commencement Date	Expiration Date
NUEVO MULATOS	MINAS DE ORO NACIONAL, S.A. de C.V.	180600	MINERA	13-Jul-87	12-Jul-37	30.0000
CONTINUACION DE VIRGENCITA	MINAS DE ORO NACIONAL, S.A. de C.V.	190634	MINERA	29-Apr-91	28-Apr-41	100.0000
SAN MIGUEL I	MINAS DE ORO NACIONAL, S.A. de C.V.	191139	MINERA	29-Apr-91	28-Apr-41	16.7056
CRISTINA	MINAS DE ORO NACIONAL, S.A. de C.V.	191271	MINERA	19-Dec-91	18-Dec-41	290.0000
CAROLINA	MINAS DE ORO NACIONAL, S.A. de C.V.	191272	MINERA	19-Dec-91	18-Dec-16	347.0000
BETY	MINAS DE ORO NACIONAL, S.A. de C.V.	191273	MINERA	19-Dec-91	18-Dec-41	453.7237
SAN MIGUEL 2	MINAS DE ORO NACIONAL, S.A. de C.V.	195438	MINERA	14-Sep-92	13-Sep-42	20.2516
LA CENTRAL No. 1	MINAS DE ORO NACIONAL, S.A. de C.V.	196108	MINERA	23-Sep-92	22-Sep-42	81.2560
EL VICTOR DE MULATOS	MINAS DE ORO NACIONAL, S.A. de C.V.	196110	MINERA	23-Sep-92	22-Sep-42	18.0000
LA CENTRAL	MINAS DE ORO NACIONAL, S.A. de C.V.	196111	MINERA	23-Sep-92	22-Sep-42	96.0000
SAN CARLOS	MINAS DE ORO NACIONAL, S.A. de C.V.	196112	MINERA	23-Sep-92	22-Sep-42	9.0000
TEQUILA	MINAS DE ORO NACIONAL, S.A. de C.V.	206724	MINERA	12-Mar-98	11-Mar-48	18.7440
MIRTHA	MINAS DE ORO NACIONAL, S.A. de C.V.	206755	MINERA	12-Mar-98	11-Mar-48	470.3190
EL JASPE	MINAS DE ORO NACIONAL, S.A. de C.V.	209714	MINERA	03-Aug-99	02-Aug-49	78.0000
SAN LORENZO	MINAS DE ORO NACIONAL, S.A. de C.V.	210493	MINERA	08-Oct-99	07-Oct-49	60.0000
EL MARRANO	MINAS DE ORO NACIONAL, S.A. de C.V.	217518	MINERA	16-Jul-02	15-Jun-52	434.0000

Lot Name	Title Holder	Title	Concession Type	Term		Area (ha)
				Commencement Date	Expiration Date
CAPULIN 2	MINAS DE ORO NACIONAL, S.A. de C.V.	217556	MINERA	16-Jul-02	15-Jul-52	12.0084
ALEJANDRA	MINAS DE ORO NACIONAL, S.A. de C.V.	217765	MINERA	13-Aug-02	12-Aug-52	405.6606
EL CARRICITO	MINAS DE ORO NACIONAL, S.A. de C.V.	222880	MINERA	17-Sep-04	16-Sep-54	2,176.2872
SAN LORENZO	MINAS DE ORO NACIONAL, S.A. de C.V.	211573	MINERA	16-Jun-00	15-Jun-50	15.6160
SALAMANDRA FRACCION 1	MINAS DE ORO NACIONAL, S.A. de C.V.	212185	MINERA	30-Aug-96	29-Aug-46	8,072.6559
SALAMANDRA FRACCION 2	MINAS DE ORO NACIONAL, S.A. de C.V.	212186	MINERA	30-Aug-96	29-Aug-46	1,161.5005
SALAMANDRA FRACCION 3	MINAS DE ORO NACIONAL, S.A. de C.V.	212187	MINERA	30-Aug-96	29-Aug-46	604.0000
LOS COMPADRES	MINAS DE ORO NACIONAL, S.A. de C.V.	218820	MINERA	21-Jan-03	20-Jan-53	10.0000
CARBONERAS	MINAS DE ORO NACIONAL, S.A. de C.V.	220715	MINERA	30-Sep-03	29-Sep-53	801.3822
CARBONERAS 2	MINAS DE ORO NACIONAL, S.A. de C.V.	221518	MINERA	19-Feb-04	18-Feb-54	132.0000
OSTIMURI 1	MINAS DE ORO NACIONAL, S.A. de C.V.	222082	MINERA	07-May-04	06-May-54	482.6517
CARBONERAS 3	MINAS DE ORO NACIONAL, S.A. de C.V.	222103	MINERA	11-May-04	10-May-54	1,729.4533
CERRO PELÓN 2	MINAS DE ORO NACIONAL, S.A. de C.V.	214866	MINERA	04-Dec-01	03-Dec-51	500.0000
CERRO PELÓN 3	MINAS DE ORO NACIONAL, S.A. de C.V.	216744	MINERA	28-May-02	27-May-52	368.0000
PUEBLA FRACCIÓN 1	MINAS DE ORO NACIONAL, S.A. de C.V.	223170	MINERA	28-Oct-04	27-Oct-54	106.3367
LAURA FRACCION A	MINAS DE ORO NACIONAL, S.A. de C.V.	224139	MINERA	08-Apr-05	07-Apr-55	2.9916
LAURA FRACCION B	MINAS DE ORO NACIONAL, S.A. de C.V.	224140	MINERA	08-Apr-05	07-Apr-55	6.2761
EL POTRERO	MINAS DE ORO NACIONAL, S.A. de C.V.	227953	MINERA	15-Sep-06	14-Sep-56	168.0000
SAN NICOLAS FRACC A	MINAS DE ORO NACIONAL, S.A. de C.V.	227975	MINERA	20-Sep-06	19-Sep-56	3,323.3227

Lot Name	Title Holder	Title	Concession Type	Term		Area (ha)
				Commencement Date	Expiration Date
SAN NICOLAS FRACC B	MINAS DE ORO NACIONAL, S.A. de C.V.	227976	MINERA	20-Sep-06	19-Sep-56	2,630.9689
PUEBLA 1	MINAS DE ORO NACIONAL, S.A. de C.V.	232580	MINERA	09-Sep-08	08-Sep-58	240.1428
PUEBLA 2	MINAS DE ORO NACIONAL, S.A. de C.V.	232581	MINERA	09-Sep-08	08-Sep-58	2.9416
PALMA I	MINAS DE ORO NACIONAL, S.A. de C.V.	232910	MINERA	04-Nov-08	03-Nov-58	2,640.8559
PUEBLA 3 FRACC I	MINAS DE ORO NACIONAL, S.A. de C.V.	236887	MINERA	24-Sep-10	23-Sep-10	52.9310
EL JABALI	MINAS DE ORO NACIONAL, S.A. de C.V.	240624	MINERA	14-Jun-12	13-Jun-62	3.7485
EL CARRICITO 2	MINAS DE ORO NACIONAL, S.A. de C.V.	212507	MINERA	31-Oct-00	30-Oct-50	100.0000
CERRO PELON	MINAS DE ORO NACIONAL, S.A. de C.V.	213670	MINERA	08-Jun-01	07-Jun-51	500.0000

Esperanza Gold Project in Mexico

Lot Name	Title	Concession Type	Term		Area (ha)
			Commencement Date	Expiration Date
LA ESPERANZA	215624	REDUCCION	05-Mar-02	04-Mar-52	437.0000
RITA	218639	MINERA	12-Feb-02	11-Feb-52	100.0000
MONIER	219831	MINERA	22-Apr-03	21-Apr-53	73.3181
ESPERANZA II	220742	MINERA	30-Sep-03	29-Sep-53	1,270.0000
ESPERANZA III	228265	MINERA	20-Oct-06	19-Oct-56	1,359.0000
ESPERANZA IV	231734	MINERA	15-Apr-08	14-Apr-58	1,338.0000
ESPERANZA V	234011	MINERA	15-May-09	14-May-59	277.6757
ESPERANZA VI	234755	MINERA	11-Aug-09	10-Aug-59	9,703.9328
ESPERANZA VII	234784	MINERA	14-Aug-09	13-Aug-59	639.0000
GALLOS BLANCOS 1	240595	MINERA	14-Jun-12	13-Jun-62	11,279.0843
GALLOS BLANCOS 2	238944	MINERA	11-Nov-11	10-Nov-61	1,606.7803
GALLOS BLANCOS 3	238936	MINERA	11-Nov-11	10-Nov-61	989.0000
GALLOS BLANCOS 4	239783	MINERA	28-Feb-12	27-Feb-62	1,164.0000
GALLOS BLANCOS 5	238937	MINERA	11-Nov-11	10-Nov-61	314.0629

EL CANARIO	239785	MINERA	28-Feb-12	27-Feb-62	4,605.6897

Aği Daği and Kirazli Projects in Turkey

•	Operation License #82126 – Kuzey Biga (Agi Dagi)

•	Exploration License #201200478 – Kuzey Biga (Altinzeybek-1 Reservoir Area)

•	Operation License #82225 – Dogu Biga (Kirazli)

•	Geothermal Operation License #IR 17/17 – Alamos Eurasia

(ii) None.

(iii) None.

(iv) None.

(v) None.

(vi) None.

(vii)

Salamandra Concessions and Mulatos Mine in Mexico

The net smelter return royalty described in the Agreement for Amendment and Restatement of Royalty for Technical Expertise between Minas de Oro Nacional S.A. de C.V and RG Mexico, Inc. dated May 27, 2011. The royalty is payable to RG Mexico, Inc.

Aği Daği and Kirazli Projects in Turkey

The net smelter return royalty interests described in Option and Royalty Agreement between Dogu Biga Madencilik San. Tic. A.S. and Polimetal Madencilik San. ve Tic. A.S. dated July 18, 2012;

The net smelter return royalty interests described in the Terms of Agreement between Tuprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi and Cominco Madencilik Sanayi A.S. dated November 1, 1995. The royalty is currently payable to Franco Nevada Corporation.

Esperanza Gold Project in Mexico

The net smelter royalty interest described in the Option Agreement between Recursos Cruz del Sur, S.A. de C.V. and Reliant Ventures Ltd. dated May 7, 2003.

(viii) None.

(ix) None.

(x) None.

(xi)

With respect to the Mulatos mine, Alamos has all surface rights required for its current operating activities, but certain surface rights are outstanding in respect of concessions with exploration activities and potential future mining activities.

With respect to the Aği Daği and Kirazli projects, surface rights for a portion of the land package need to be acquired for development. These parcels have been identified and total approximately 72 hectares.

(xii) None.

SCHEDULE 3.1(p)

Marketing of Production

Not all sales are at “spot”. Alamos does doré sales as well.

SCHEDULE 3.1(q)

Off Balance Sheet Transactions

Minas de Oro Nacional S.A. de C.V, is party to a $USD/Mexican peso foreign exchange collar agreement with the Toronto-Dominion Bank.

Alamos has various operating leases for offices, buildings, and equipment that are not material and are entered into in the ordinary course of business.

SCHEDULE 3.1(r)

Title and Rights re: Other Assets

None.

SCHEDULE 3.1(u)

Other Operational Matters

See sections 3.1(g) and 3.1(n)(xi) of this disclosure letter.

SCHEDULE 3.1(w)

Environmental

(i) None.

(ii) None.

(iii) A 2004 feasibility study with respect to the Mulatos mine identified the potential for acid rock drainage. Subsequent work has been shown acid mine drainage exists. This issue is currently being managed in part through the use of a water treatment plant.

Within the Esperanza gold project mining concessions, there are three historic sanitary landfill sites. Consultores Ambientales Asociados noted several environmental problems related to these landfill sites, including oil seepage.

(iv) Alamos is awaiting a ruling from the Turkish High Court on the Ministry of Environment and Urbanization and Alamos’ appeal of the Çanakkale Administrative Court’s revocation of the Ministry’s environmental impact assessment (“EIA”) approval. This approval relates to the Kirazli main project and the alleged deficiency is the lack of cumulative impact assessment of this project together with other potential future projects in the region. Previously, the Court had revoked the EIA approval for the pilot project at the Kirazli site on a similar basis.

In January 2015, the Court in Turkey granted an injunction order against the Ministry’s approval of the EIA for Alamos’ Aği Daği project. Similar to the Kirazli matter, the basis for the injunction related to a lack of a cumulative impact assessment. The Ministry is expected to defend any challenges against its approval of the EIA.

With respect to the Esperanza gold project in Mexico, the United Nations conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Cerro Jumil. The distance to the Xochicalco historic site does not affect exploration and development works envisaged for the project. Three additional restricted areas have been identified by the Instituto Nacional de Antropología e Historia, but these also do not affect mining activity, as the project is designed to accommodate these restricted areas.

(v) None.

(vi) See above.

Legal challenges have increased the uncertainty of the expected timing for receipt of forestry and operating permits with respect to the Aği Daği and Kirazli projects.

Permitting for exploration and mining activities for the Esperanza gold project have expired and Alamos is working toward re-submission of a new environmental impact assessment.

(vii) See above.

(viii) None.

(ix) See above.

With respect to the Esperanza gold project in Mexico, the community of Tetlama owns the surface rights as both individual ownership lots and common lots. There are no residences on either concession in the area where project work is being conducted. A small area of the land, just west of the project area, is used for agricultural purposes to grow peanuts, tomatoes, corn, and agave. Local grassy areas are also used as grazing areas for cattle, horses, and goats.

With respect to the Mulatos mine in Mexico, Alamos has recorded an asset retirement obligation liability of $22.3 million which it expects to settle during the course of mining and on closure of the Mulatos mine in Mexico.

SCHEDULE 3.1(x)

Aboriginal and Ejido Affairs and Social Security

(i) None.

(ii) [Information related to relationships with stakeholders redacted.]

In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement (defined below) for the purposes of potentially challenging the land allocation approved by the March 1, 2014 Ejido meeting. [Reference to confidential document redacted.]

[Information related to relationships with stakeholders redacted.]

(iii) None.

(iv) [Information related to relationships with stakeholders redacted.]

(v) None.

(vi) Alamos enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights.

On May 27, 2004 Minas de Oro Nacional S.A. de C.V entered into a surface rights agreement with the Ejido (the “2004 Agreement”) that provided, among other things, the lease of 1,238.6 hectares of land for an initial term of eight years with an option to extend the term on an annual basis, for up to ten additional years.

In 2007 Minas de Oro Nacional S.A. de C.V entered into three surface access agreements.

On April 12, 2008, Minas de Oro Nacional S.A. de C.V entered into a temporary occupancy agreement with the Ejido (the “2008 Agreement”) under which Minas de Oro Nacional S.A. de C.V made a payment of approximately $1 million to secure temporary occupancy rights to a certain 1,398 hectares.

On March 1, 2014 Minas de Oro Nacional S.A. de C.V entered into an amendment agreement (the “2014 Amendment Agreement”) that amended the 2004 Agreement by reducing the area referenced from 1,238 hectares to 101 hectares and reducing the annual rent payable from $156,000.00 to $12,756.80. The 2014 Amendment Agreement terminated the 2008 Agreement. Alamos is in the process of registering the 2014 Amendment.

Alamos has a 15 year surface rights agreement with the common landholders of a substantial portion of the proposed Esperanza Gold project footprint. This agreement represents a Temporary Occupation Agreement entered by Esperanza Silver de Mexico, S.A. de C.V. and the Agrarian Community of San Agustin Tetlama on October 17, 2012. Subject to that agreement, Esperanza is obligated to make certain payments to the common land holders. Further, Alamos employs individual members of the local community to assist with project related activities and other endeavors in the community that Alamos is engaged in.

Alamos will on select occasions sponsor celebrations occurring in the local community as well as providing financial support to the local community through assisting with improving community infrastructure.

(vii) See above.

(viii) See above.

(ix) None.

(x) None.

(xi) None.

(xii) See above.

(xiii) None.

SCHEDULE 3.1(y)

Tax Matters

(i) None.

(ii) [Information related to tax matters redacted.]

(iii) None.

(iv) None.

(v) None.

(vi) See section (ii) above.

(vii) None.

(viii) None.

(ix) None.

(x) None.

SCHEDULE 3.1(z)

Non-Arm’s Length Transactions

The Alamos Lock-Up Agreements.

[Information related to employment matters redacted.]

Adjustments will be made to all stock options, deferred share units, stock appreciation rights, restricted share units and warrants as a result of the spin-off transaction and the distribution of New AuRico Shares to shareholders

SCHEDULE 3.1(aa)

Pension and Employee Benefits

The Company’s representations in paragraph 3.1(aa) of the Arrangement Agreement are subject to the following:

(i) List of all Alamos Benefit Plans:

•	Employee Share Purchase Plan (Non-RRSP) effective the 1st of the month following the date of the Board of Directors approval.

•	Unfunded Supplemental Executive Retirement Plan effective January 1, 2014.

•	Deferred Share Unit Plan for Directors effective December 4, 2012.

•	Restricted Share Unit Plan effective June 6, 2013.

•	Stock Appreciation Rights Plan effective November 1, 2011.

•	Amended Stock Option Plan last ratified, confirmed and approved by shareholders May 31, 2012.

•	Group Retirement Savings Plan, [Plan identification number redacted].

•	Deferred Profit Sharing Plan, [Plan identification number redacted].

[Information related to employment matters redacted.]

(ii) None.

(iii) None.

(iv)

Unfunded Supplemental Executive Retirement Plan effective January 1, 2014.

[Information related to employment matters redacted.]

Adjustments will be made to all stock options, deferred share units, stock appreciation rights, restricted share units and warrants as a result of the spin-off transaction and the distribution of New AuRico Shares to shareholders

(v) None.

(vi) None.

(vii) None.

(viii) None.

(ix) None.

(x) None.

(xi) None.

(xii) None.

(xiii) None.

(xiv) None.

(xv) None.

(xvi) None.

(xvii) [Information related to employment matters redacted.]

(xviii) None.

(xix) None.

(xx) None.

(xxi) None.

(xxii) None.

SCHEDULE 3.1(ii)

No Broker’s Commission

Alamos will pay Maxit Capital LP certain fees in connection with the Arrangement in accordance with a letter agreement.

SCHEDULE 3.1(qq)

Commodity Linked Agreements

In addition to the agreements disclosed above, Alamos is party to various option and royalty agreements which are not material to Alamos, including those listed below.

The Option Agreement between Seabridge Gold Inc. a Canadian Company, Seabridge Gold Corporation, A Nevada Corporation and Orsa Ventures Corp., a BC Corporation regarding the Angel’s Camp Property dated October 17, 2011, as amended by the Amendment and Assignment Agreement dated February 13, 2012.

The Joint Venture Interest Purchase Agreement between Orsa Ventures Corp., Orsa Minerals Ltd., Golden Predator Mine US Inc., and Americas Bullion Royalty Corp. regarding the Angel’s Camp Property dated March 5, 2013.

The Mining Lease and Option to Purchase Agreement, Coal Canyon Project between Kenneth Brook, Maria Brook and the Wendt Family Trust 2002 and Orsa Ventures Corp. dated July 27, 2010 and the Mineral Lease and Participation Agreement (West Humboldt) between New Nevada Resources LLC, a Florida limited liability company, New Nevada Land, a Mississippi limited liability company and Orsa Minerals Corp., a Nevada Corporation Re Sections 23 and 25, Township 27 North, Range 32 East, Mount Diablo Meridian dated May 3, 2012.

The Option Agreement between Quartz Mountain Gold Ltd. and Weyerhaeuser Company dated April 1, 2015.

The Exploration Agreement with Purchase Option between Esperanza Silver de Mexico, S.A. de C.V. and Minera Citation Mexico, S.A. de C.V. dated January 14, 2012

The Option Agreement between Esperanza Resources Corp. and Esperanza Silver de Mexico, S.A. de C.V. and Citation Resources Inc. dated December 22, 2011

Option Agreement between Canadian Shield Resources Inc., Gallant Minerals (Peru) Limited S.A., Esperanza Silver Corporation and Esperanza Silver De Peru SAC dated May 7, 2007

Option and Royalty Agreement for the Polimetal Mineral License, Biga region, Turkey with Operation and Registration Number 57607 dated July 18, 2012.

The Exploration Agreement with Purchase Option between Esperanza Silver de Mexico, S.A. de C.V. and Mr. Rene Gerardo Zuazua Guzman dated October 18, 2011.

SCHEDULE 4.2

Covenants of Alamos

(i)(iii) [Information related to employment matters redacted.]

Adjustments will be made to all stock options, deferred share units, stock appreciation rights, restricted share units and warrants as a result of the spin-off transaction and the distribution of New AuRico Shares to shareholders.

(i)(iv)

Cash dividends not to exceed those made in the ordinary course.

Compliance with Alamos DRIP.

(i)(v)

Employee Share Purchase Plan (Non-RRSP) effective the 1st of the month following the date of the Board of Directors approval.

(i)(xiii) See 4.2(j) below.

(i)(xiv)

[Information related to employment matters redacted.]

Adjustments will be made to all stock options, deferred share units, stock appreciation rights, restricted share units and warrants as a result of the spin-off transaction and the distribution of New AuRico Shares to shareholders

(j) [Information related to employment matters redacted.]

Adjustments will be made to all stock options, deferred share units, stock appreciation rights, restricted share units and warrants as a result of the spin-off transaction and the distribution of New AuRico Shares to shareholders.

Deferred Profit Sharing Plan, [Plan identification number redacted].

(l) None.

(o) None.

(t) Contingent on obtaining certain permits, Alamos may initiate a process of requesting certain tax incentives in Turkey.

SCHEDULE 4.9

Employment Matters

[Information related to employment matters redacted.]